           THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 4



                                   FORM 6-K
                                   --------



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                        For the month of December 2000


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                             3-1, OTEMACHI 2-CHOME
                       CHIYODA-KU, TOKYO 100-8116, JAPAN
                   (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X     Form 40-F  ___
                                  ---



  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes   ____    No   X
                                               ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-____________.

ANNOUNCEMENT OF THE REDUCTION OF USAGE CHARGES FOR LOCAL PHONE CALLS:

  On December 22, 2000, Nippon Telegraph and Telephone East (NTT EAST) and Nippon Telegraph and Telephone West (NTT WEST) notified Tokyo Stock Exchange ("TSE") of (1) the reductions of usage charges for a three-minute local call effective in 2001 and (2) the estimated scale of decrease in terms of annual revenue resulted from this reduction plan.

  Attached hereto is an English translation of the notice filed with TSE.

  The forecasts made with respect to the information (2) above contain certain forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant's actual results to differ materially from those set forth in the attachment.

  Such forecasts are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general.

  No assurance can be given that the registrant's actual results will not vary significantly from the included projections.

                                 SIGNATURE


  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          NIPPON TELEGRAPH AND TELEPHONE
                                             CORPORATION



                                          By  /s/ Hiroo Inoue
                                              ------------------
                                                Name:  Hiroo Inoue
                                                Title: General Manager
                                                       Department IV


Date:  December 26, 2000

                                                               December 22, 2000

              Reduction of Charges for Local Phone Calls

Nippon Telegraph and Telephone East (NTT EAST) and Nippon Telegraph and Telephone West today (NTT WEST) submitted notifications to the Minister of Posts and Telecommunications concerning reductions to fees charged for local phone calls.

1. Reductions and implementation dates

    The current charges of (Yen)10 per 3 minutes for local phone calls (daytime and nighttime) will be reduced to (Yen)8.8 per 3 minutes effective May 1, 2001.

    In addition, to stay competitive in the Tokyo metropolitan market, NTT East will reduce its charge for local calls in two stages: to (Yen)9 per 3 minutes effective Jan. 1, 2001, and to (Yen)8.8 per 3 minutes effective May 1, 2001.

     Charges for subscriber lines and ISDN

                         Daytime         Nighttime       Late night / early morning
              Time
            period        8 a.m.            7 p.m.                  11 p.m.
                            to                to                      to
                          7 p.m.           11 p.m.                   8 a.m.
                                        Also includes
        Distance                         weekend and
        category                        holiday daytime
                                             calls

                         Currently (Yen)10 per 3 minutes       Currently (Yen)10 per 4 minutes
         Local (calls     NTT East only
            within        Jan. 10, 2001: (Yen)9 per 3 minutes         (Yen)9 per 4 minutes
           message
            area)         NTT East and West
                          May 1, 2001: (Yen)8.8 per 3 minutes         (Yen)8.8 per 4 minutes

      Note: For other call distance categories, no modifications are planned for the current (Yen)10 unit charge or the number of seconds counted per incremental surcharge.

2. Scale of reduction in terms of revenue (per annum, at the (Yen)8.8 charge per 3 minutes) NTT East and West are each expected to register a (Yen)45.0 billion decrease in revenue.

      Note: Also, as a result of the advance implementation of its (Yen)9 charge per 3 minutes, NTT East is expected to record a decrease of about
      (Yen)12.0 billion in revenue over the 4-month period from Jan. 10 to April 30, 2001.

                        For inquiries, please contact:
                   . NTT East       Planning Department TEL: 03-5359-3930
                                             E-mail:kikakur@sinoa.east.ntt.co.jp
                   . NTT West       Planning Department TEL: 06-4793-3486
                                             E-mail:kikakur@west.ntt.co.jp

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